PARAMOUNT RESOURCES LTD.

NEWS RELEASE:

PARAMOUNT RESOURCES LTD. AGREESTO ACQUIRE REDCLIFFE EXPLORATION INC.

Calgary, Alberta (May 10, 2010) – Paramount Resources Ltd. (“Paramount” or the “Company”) (TSX: POU) is pleased to announce that it has entered into an agreement with Redcliffe Exploration Inc. (“Redcliffe”) (TSXV: RXP.A, RXP.B) to acquire all 82% of the issued and outstanding Class A Shares of Redcliffe (the “Class A Shares”) not already owned, after conversion of all outstanding Class B Shares as described below, for cash consideration of $0.42 per Redcliffe Class A Share (the “Transaction”). Paramount and its associates currently own approximately 18% of the Class A Shares, after conversion of outstanding Class B Shares. Redcliffe has agreed to convert its outstanding Class B Shares to Class A Shares on a 10-for-1 basis in accordance with their terms prior to the record date for the Redcliffe shareholders’ meeting being called to approve the Transaction.

The purchase price represents a 31% premium to the closing price of the Class A Shares on May 7, 2010 and a 34% premium over the 10-day weighted average trading price.  The Transaction will be completed through an amalgamation pursuant to the Business Corporations Act (Alberta) and is expected to close on or about June 25, 2010. The purchase price values Redcliffe at approximately $68.5 million, including assumption of Redcliffe’s estimated net debt of approximately $12.5 million at closing.

The Board of Directors of Redcliffe has unanimously recommended that Redcliffe shareholders vote their shares in favour of the Transaction. All of the directors and officers of Redcliffe and certain other shareholders of Redcliffe, collectively holding approximately 25% of the Class A Shares of Redcliffe, after conversion of outstanding Class B Shares, have entered into agreements with Paramount to vote their Class A Shares in favour of the Transaction.

Transaction Highlights

The Transaction will solidify Paramount’s significant Peace River Arch lands targeting the Montney and Nikanassin formations at Karr-Gold Creek and will add to Paramount’s inventory of high quality liquids-rich gas prospects.

The acquired assets include:

•

approximately 115,000 (65,000 net) acres of undeveloped land, valued at $30 million by Paramount, of which 48,000 (24,000 net) acres is in proximity to Paramount’s Karr-Gold Creek project;

•

approximately 850 Boe/d of production; and

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proved plus probable reserves of 3.35 MMBoe consisting of 2.05 MMBoe of gas and 1.30 MMBbl of oil and NGLs, at December 31, 2009.

Paramount has now consolidated 99,000 (74,000 net) acres of land at Karr-Gold Creek, providing an inventory of more than 200 drilling locations in both sour and sweet, liquids-rich tight gas reservoirs.

The Transaction is subject to acceptance by the remaining Redcliffe shareholders and regulatory approval. An Information Circular with respect to the Transaction is expected to be mailed to all Redcliffe shareholders on or about May 26, 2010 and a special meeting of Redcliffe shareholders is anticipated to be held on or about June 25, 2010.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

Forward-Looking Statements.  Certain information provided in this press release constitutes forward-looking statements.  The words "anticipate", "except", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the Transaction, reserves, land values, production and drilling locations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in Paramount’s Canadian securities filings. Such factors include, but are not limited to: the failure to obtain necessary Redcliffe shareholder approval with respect to the Transaction, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the Amalgamation, general economic, market and business conditions; fluctuations in oil and natural gas prices; the results of exploration and development drilling; recompletions and related activities; timing and rig availability; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company.  Except as may be required by applicable securities laws, Paramount assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

BOE.  Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversation ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent an economic value at the wellhead.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888 3rd Street SW

Calgary, Alberta T2P 5C5

Phone:

(403) 290-3600

Fax:

(403) 262-7994